CPI AEROSTRUCTURES, INC.
60 Heartland Boulevard
Edgewood, New York 11717

October 20, 2009

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F Street, N.E.
Washington, DC 20549

Re:	CPI Aerostructures, Inc.
SEC File No: 333-161978

Ladies and Gentlemen:

In connection with the Registration Statement on Form S-3 (No. 333-161978) of CPI Aerostructures, Inc., the undersigned hereby requests acceleration of the effective date of said Registration Statement to 9:00 a.m. ET on Thursday, October 22, 2009, or as soon thereafter as practicable.

In connection with the Company’s request for acceleration of effectiveness of the above-referenced Registration Statement, the Company acknowledges the following:

(1)           Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)           The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)           The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

CPI AEROSTRUCTURES, INC.

By: /s/ Vincent Palazzolo
Name: Vincent Palazzolo
Title: Chief Financial Officer